Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2021

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three months ended 30 September 2021 and 2020	11
Interim consolidated statement of comprehensive income for the three months ended 30 September 2021 and 2020	12
Interim consolidated balance sheet as of 30 September 2021, 30 June 2021 and 30 September 2020	13
Interim consolidated statement of changes in equity for the three months ended 30 September 2021, the nine month period ended 30 June 2021 and the three month period ended 30 September 2020	15
Interim consolidated statement of cash flows for the three months ended 30 September 2021 and 2020	16
Notes to the interim consolidated financial statements	17

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, TeamViewer and Kohler that want access and exposure to our community of followers and association with our brand.

COVID-19 PANDEMIC

Due to remaining summer restrictions on overseas travel, we did not undertake a first team promotional overseas tour at the start of fiscal 2022, and instead we played four domestic games, two of which were held at Old Trafford.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity.

RESULTS OF OPERATIONS

Three months ended 30 September 2021 as compared to the three months ended 30 September 2020

	Three months ended 30 September (in £ millions)		% Change 2021 over
	2021	2020	2020
Revenue	126.5	109.0	16.1%
Commercial revenue	64.4	59.7	7.9%
Broadcasting revenue	43.3	47.6	(9.0)%
Matchday revenue	18.8	1.7	1005.9%
Total operating expenses	(154.1)	(123.5)	24.8%
Employee benefit expenses	(88.5)	(71.9)	23.1%
Other operating expenses	(26.8)	(16.3)	64.4%
Depreciation	(3.7)	(3.8)	(2.6)%
Amortization	(35.1)	(31.5)	11.4%
Profit/(loss) on disposal of intangible assets	17.4	(12.6)	-
Net finance (costs)/income	(9.6)	-	-
Income tax credit/(expense)	4.3	(3.2)	-

Revenue

Total revenue for the three months ended 30 September 2021 was £126.5 million, an increase of £17.5 million, or 16.1%, over the three months ended 30 September 2020, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset by a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2021 was £64.4 million, an increase of £4.7 million, or 7.9%, over the three months ended 30 September 2020.

•	Sponsorship revenue for the three months ended 30 September 2021 was £36.3 million, a decrease of £0.2 million, or 0.5%, over the three months ended 30 September 2020; and

•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2021 was £28.1 million, an increase of £4.9 million, or 21.1%, over the three months ended 30 September 2020, primarily due to increased Megastore footfall as a result of home games played in front of a full capacity crowd, combined with the impact of new player signings. In the prior year quarter all home games were played behind closed doors.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2021 was £43.3 million, a decrease of £4.3 million, or 9.0%, over the three months ended 30 September 2020, primarily due to playing four fewer home and away games across domestic competitions, due to the completion of the 2019/20 Premier League and FA Cup competitions during the prior year quarter. This is partially offset by the impact of playing two UEFA Champions League games in the current quarter compared to three UEFA Europa League games in the prior year quarter (relating to completion of the 2019/20 UEFA competition).

Matchday revenue

Matchday revenue for the three months ended 30 September 2021 was £18.8 million, an increase of £17.1 million, or 1005.9%, over the three months ended 30 September 2020, due to all five home games being played in front of a full capacity crowd. All five home games in the prior year quarter were played behind closed doors.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization) for the three months ended 30 September 2021 were £154.1 million, an increase of £30.6 million, or 24.8%, over the three months ended 30 September 2020.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2021 were £88.5 million, an increase of £16.6 million, or 23.1%, over the three months ended 30 September 2020 due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 30 September 2021 were £26.8 million, an increase of £10.5 million, or 64.4%, over the three months ended 30 September 2020. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year quarter all home games were played behind closed doors.

Depreciation

Depreciation for the three months ended 30 September 2021 was £3.7 million, a decrease of £0.1 million, or 2.6%, over the three months ended 30 September 2020.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2021 was £35.1 million, an increase of £3.6 million, or 11.4%, over the three months ended 30 September 2020. The unamortized balance of registrations at 30 September 2021 was £422.5 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 30 September 2021 was £17.4 million compared to a loss of £12.6 million for the three months ended 30 September 2020.

Net finance (costs)/income

Net finance costs for the three months ended 30 September 2021 were £9.6 million, compared to net finance income of £nil for the three months ended 30 September 2020, primarily due to an unfavourable swing in unrealized foreign exchange movements in the current quarter compared to a favourable swing in the prior year quarter.

Income tax

The income tax credit for the three months ended 30 September 2021 was £4.3 million, compared to an income tax expense of £3.2 million for the three months ended 30 September 2020.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. We expect that the wider impact of COVID-19 on future revenue streams and cash flows will vary, but will generally depend on potential future UK and international governmental measures to manage the spread of the disease, including variants, the length of time that such measures remain in place, their impact on future consumer behavior, our ability to play football matches and continuation of matches played in front of a crowd and at full capacity. We believe we are well placed with a strong balance sheet, including cash resources as of 30 September 2021 of £98.7 million. All funds are held as cash and cash equivalents and therefore available on demand. As of 30 September 2021, we also had access to an undrawn revolving facility of £140 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the ongoing nature of the COVID-19 pandemic and its continuing impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.

A semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share was paid from our operating cash flows on 30 July 2021. A further semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share will be paid from our operating cash flows on 7 January 2022 to shareholders of record on 1 December 2021. The stock will begin to trade ex-dividend on 30 November 2021. The declaration and payment of any further future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Given the lifting of government restrictions and return of fans to the stadium, 2021/22 season tickets have sold out. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 September 2021, we had £60 million outstanding loans under our revolving facilities and access to undrawn revolving facilities of £140 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2021 and 2020:

	Three months ended 30 September (in £ millions)
	2021	2020
Cash flow from operating activities
Cash generated from operations	71.7	72.4
Net interest paid	(7.8)	(7.7)
Tax paid	(0.3)	(2.4)
Net cash inflow from operating activities	63.6	62.3
Cash flow from investing activities
Payments for property, plant and equipment	(3.7)	(1.8)
Payments for intangible assets	(72.2)	(70.8)
Proceeds from sale of intangible assets	11.1	19.2
Net cash outflow from investing activities	(64.8)	(53.4)
Cash flow from financing activities
Principal elements of lease payments	(0.4)	(0.4)
Dividends paid	(10.7)	-
Net cash outflow from financing activities	(11.1)	(0.4)
Net (decrease)/increase in cash and cash equivalents(1)	(12.3)	8.5

(1) Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the three months ended 30 September 2021 was £71.7 million, a decrease of £0.7 million from cash generated from operations of £72.4 million for the three months ended 30 September 2020.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash inflow from operating activities for the three months ended 30 September 2021 was £63.6 million, an increase of £1.3 million from net cash inflow of £62.3 million for the three months ended 30 September 2020.

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Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the three months ended 30 September 2021 was £64.8 million, an increase of £11.4 million from £53.4 million for the three months ended 30 September 2020.

For the three months ended 30 September 2021, net capital expenditure on property, plant and equipment was £3.7 million, an increase of £1.9 million from net expenditure of £1.8 million for the three months ended 30 September 2020.

For the three months ended 30 September 2021, net capital expenditure on intangible assets was £61.1 million, an increase of £9.5 million from net expenditure of £51.6 million for the three months ended 30 September 2020.

Net cash outflow from financing activities

Net cash outflow from financing activities for the three months ended 30 September 2021 was £11.1 million, an increase of £10.7 million from £0.4 million for the three months ended 30 September 2020. Current quarter cash outflow includes a semi-annual cash dividend of $0.09 per share paid on 30 July 2021 (historically paid in the prior fiscal fourth quarter).

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 30 September 2021 the sterling equivalent of £311.7 million (net of unamortized issue costs of £2.9 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2021.

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The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 September 2021 the sterling equivalent of £164.4 million (net of unamortized issue costs of £2.2 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2021.

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The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019 and on 4 March 2021) (the “initial revolving facility”) agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 September 2021, we had £45 million in outstanding loans and £105 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The initial revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £50 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 September 2021, we had £15 million in outstanding loans and £35 million in borrowing capacity under our revolving facility agreement.

The new revolving facility has a maturity date of 4 July 2025.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 September 2021 is £126.8 million (30 June 2021: £92.0 million; 30 September 2020: £83.8 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 September 2021, we believe receipt of £nil to be probable (30 June 2021: £0.1 million; 30 September 2020: £1.8 million).

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Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2021, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 30 September 2021:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Debt obligations(2)	77,597	33,442	29,132	497,692	637,863	538,403
Lease obligations(3)	1,099	877	85	3,597	5,658	3,939
Purchase obligations(4)	200,251	88,202	21,033	1,062	310,548	300,473
Total	278,947	122,521	50,250	502,351	954,069	842,815

(1)	Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differ from the carrying amounts in our consolidated financial statements.

(2)	As of 30 September 2021, we had $425.0 million of our senior secured notes outstanding, $225.0 million of our secured term loan facility outstanding and £60.0 million outstanding loans under our revolving facilities.

(3)	We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.

(4)	Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £126.8 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 30.1 to the unaudited interim consolidated financial statements as of and for the three months ended 30 September 2021 included elsewhere in this Interim Report, as of 30 September 2021, we did not have any material contingent liabilities or guarantees.

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Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 30 September
	Note	2021 £’000	2020 £’000
Revenue from contracts with customers	6	126,461	108,972
Operating expenses	7	(154,103)	(123,473)
Profit/(loss) on disposal of intangible assets	8	17,476	(12,595)
Operating loss		(10,166)	(27,096)
Finance costs		(15,964)	(19,574)
Finance income		6,310	19,595
Net finance (costs)/income	9	(9,654)	21
Loss before income tax		(19,820)	(27,075)
Income tax credit/(expense)	10	4,281	(3,195)
Loss for the period		(15,539)	(30,270)

Loss per share during the period:
Basic and diluted loss per share (pence)(1)	11	(9.53)	(18.58)

(1) For the three months ended 30 September 2021 and the three months ended 30 September 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 30 September
	2021 £’000	2020 £’000
Loss for the period	(15,539)	(30,270)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Movement on hedges	(229)	17,171
Income tax credit/(expense) relating to movements on hedges	59	(43)
Other comprehensive (loss)/income for the period, net of income tax	(170)	17,128
Total comprehensive loss for the period	(15,709)	(13,142)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	247,298	247,059	253,026
Right-of-use assets	14	3,955	4,383	4,179
Investment properties	15	20,483	20,553	20,762
Intangible assets	16	848,859	754,467	780,646
Deferred tax asset	17	-	-	54,712
Trade receivables	19	42,736	20,404	25,078
Derivative financial instruments	20	5,121	499	693
		1,168,452	1,047,365	1,139,096
Current assets
Inventories	18	2,771	2,080	3,542
Prepayments		25,781	7,407	19,930
Contract assets – accrued revenue	6.2	35,357	40,544	26,875
Trade receivables	19	46,715	50,370	69,742
Other receivables		1,261	460	438
Income tax receivable		1,108	1,108	1,223
Derivative financial instruments	20	1,308	318	1,764
Cash and cash equivalents	21	98,666	110,658	58,940
		212,967	212,945	182,454
Total assets		1,381,419	1,260,310	1,321,550

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet – unaudited (continued)

		As of
	Note	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	23	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		(10,606)	(10,436)	(15,437)
Retained (deficit)/earnings		(39,325)	(13,652)	58,192
Total equity		246,669	272,512	339,355
Non-current liabilities
Deferred tax liabilities	17	30,814	35,546	24,944
Contract liabilities – deferred revenue	6.2	16,829	22,942	26,970
Trade and other payables	24	105,246	67,517	56,645
Borrowings	25	476,156	465,049	497,292
Lease liabilities	14	2,996	3,083	3,223
Derivative financial instruments	20	4,820	5,472	8,219
Provisions	26	4,373	4,157	-
		641,234	603,766	617,293
Current liabilities
Contract liabilities - deferred revenue	6.2	189,675	117,984	165,483
Trade and other payables	24	233,713	192,661	188,806
Income tax liabilities		6,093	6,036	7,580
Borrowings	25	62,247	65,187	2,214
Lease liabilities	14	943	1,257	819
Derivative financial instruments	20	188	262	-
Provisions	26	657	645	-
		493,516	384,032	364,902
Total equity and liabilities		1,381,419	1,260,310	1,321,550

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury Shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Loss for the period	-	-	-	-	-	(30,270)	(30,270)
Cash flow hedges	-	-	-	-	17,171	-	17,171
Tax expense relating to movement on hedges	-	-	-	-	(43)	-	(43)
Total comprehensive loss for the period	-	-	-	-	17,128	(30,270)	(13,142)
Equity-settled share-based payments	-	-	-	-	-	1,265	1,265
Balance at 30 September 2020	53	68,822	(21,305)	249,030	(15,437)	58,192	339,355
Loss for the period	-	-	-	-	-	(61,946)	(61,946)
Cash flow hedges	-	-	-	-	5,527	-	5,527
Tax credit relating to movement on hedges	-	-	-	-	(526)	-	(526)
Total comprehensive loss for the period	-	-	-	-	5,001	(61,946)	(56,945)
Equity-settled share-based payments	-	-	-	-	-	820	820
Dividends paid	-	-	-	-	-	(10,718)	(10,718)
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the period	-	-	-	-	-	(15,539)	(15,539)
Cash flow hedges	-	-	-	-	(229)	-	(229)
Tax credit relating to movement on hedges	-	-	-	-	59	-	59
Total comprehensive loss for the period	-	-	-	-	(170)	(15,539)	(15,709)
Equity-settled share-based payments	-	-	-	-	-	535	535
Dividends paid	-	-	-	-	-	(10,669)	(10,669)
Balance at 30 September 2021	53	68,822	(21,305)	249,030	(10,606)	(39,325)	246,669

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2021 £’000	2020 £’000
Cash flow from operating activities
Cash generated from operations	27	71,687	72,410
Interest paid		(7,792)	(7,686)
Interest received		2	1
Tax paid		(335)	(2,415)
Net cash inflow from operating activities		63,562	62,310
Cash flow from investing activities
Payments for property, plant and equipment		(3,628)	(1,819)
Payments for intangible assets(1)		(72,200)	(70,807)
Proceeds from sale of intangible assets(1)		11,083	19,191
Net cash outflow from investing activities		(64,745)	(53,435)
Cash flow from financing activities
Principal elements of lease payments		(416)	(408)
Dividends paid		(10,669)	-
Net cash outflow from financing activities		(11,085)	(408)
Net (decrease)/increase in cash and cash equivalents		(12,268)	8,467
Cash and cash equivalents at beginning of period		110,658	51,539
Effect of exchange rate changes on cash and cash equivalents		276	(1,066)
Cash and cash equivalents at end of period	21	98,666	58,940

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 18 November 2021.

2	Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

COVID-19 pandemic and going concern

Due to remaining summer restrictions on overseas travel, we did not undertake a first team promotional overseas tour at the start of fiscal 2022, and instead we played four domestic games, two of which were held at Old Trafford.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity.

Despite the ongoing uncertainty, the Group remains well placed with a strong balance sheet, including cash resources as of 30 September 2021 of £98.7 million. All funds are held as cash and cash equivalents and therefore available on demand. As of 30 September 2021, the Group also has access to undrawn revolving facilities of £140 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 September 2021 the Group also has £60 million outstanding loans under our revolving facilities. The Group’s revolving facilities, secured notes and term loan mature in 2025, 2027 and 2029 respectively. As of 30 September 2021, the Company was in compliance with all debt covenants.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

2	Basis of preparation (continued)

COVID-19 pandemic (continued)

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report.  For this reason the Group continue to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

3	Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2021, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2021, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

4	Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see note 5

•	Estimate of fair value of registrations – see note 16

•	Recognition of deferred tax assets – see note 17

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2021, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5	Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

i)	Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate at 30 September 2021 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5	Seasonality of revenue (continued)

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense. As a result of COVID-19, all matches in the prior period were played behind closed doors. In the current period, the Old Trafford stadium has welcomed back fans at full capacity.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6	Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 30 September
	2021 £’000	2020 £’000
Sponsorship	36,269	36,506
Retail, merchandising, apparel & product licensing	28,096	23,196
Commercial	64,365	59,702
Domestic competitions	22,879	36,283
European competitions	18,547	9,633
Other	1,916	1,682
Broadcasting	43,342	47,598
Matchday	18,754	1,672
	126,461	108,972

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2020	45,966
Recognized in revenue during the period	23,900
Cash received/amounts invoiced during the period	(42,991)
At 30 September 2020	26,875
Recognized in revenue during the period	38,220
Cash received/amounts invoiced during the period	(24,065)
Loss allowance	(486)
At 30 June 2021	40,544
Recognized in revenue during the period	28,706
Cash received/amounts invoiced during the period	(33,893)
At 30 September 2021	35,357

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6	Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

The Group considered the current and expected future economic impact surrounding the COVID-19 pandemic and determined that there was no material impact on impairment of contract assets.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2020	(171,574)	(18,759)	(190,333)
Recognized in revenue during the period	56,990	-	56,990
Cash received/amounts invoiced during the period	(48,405)	(10,705)	(59,110)
Reclassified to current during the period	(2,494)	2,494	-
At 30 September 2020	(165,483)	(26,970)	(192,453)
Recognized in revenue during the period	130,720	-	130,720
Cash received/amounts invoiced during the period	(79,193)	-	(79,193)
Reclassified to current during the period	(4,028)	4,028	-
At 30 June 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the period	38,798		38,798
Cash received/amounts invoiced during the period	(104,376)	-	(104,376)
Reclassified to current during the period	(6,113)	6,113	-
At 30 September 2021	(189,675)	(16,829)	(206,504)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

7	Operating expenses

	Three months ended 30 September
	2021 £’000	2020 £’000
Employee benefit expenses	(88,505)	(71,907)
Depreciation - property, plant and equipment (note 13)	(3,193)	(3,299)
Depreciation – right-of-use assets (note 14)	(428)	(422)
Depreciation - investment property (note 15)	(70)	(65)
Amortization – intangible assets (note 16)	(35,134)	(31,543)
Other operating expenses	(26,773)	(16,237)
	(154,103)	(123,473)

8	Profit/(loss) on disposal of intangible assets

	Three months ended 30 September
	2021 £’000	2020 £’000
Profit/(loss) on disposal of registrations	17,318	(12,884)
Player loan income	158	289
	17,476	(12,595)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

9	Net finance (costs)/income

	Three months ended 30 September
	2021 £’000	2020 £’000
Interest payable on bank loans and overdrafts	(515)	(255)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(4,582)	(4,027)
Interest payable on lease liabilities (note 14)	(25)	(28)
Amortization of issue costs on secured term loan facility and senior secured notes	(171)	(142)
Foreign exchange losses on retranslation of unhedged US dollar borrowings	(9,969)	-
Unwinding of discount relating to registrations	(579)	(155)
Reclassified from hedging reserve (1)	-	(14,837)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(123)	(130)
Total finance costs	(15,964)	(19,574)
Interest receivable on short-term bank deposits	2	1
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	-	19,083
Reclassified from hedging reserve	326	-
Hedge ineffectiveness on cash flow hedges	-	511
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	5,982	-
Total finance income	6,310	19,595
Net finance (costs)/income	(9,654)	21

(1) Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

(2) Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

10	Income tax expense

	Three months ended 30 September
	2021 £’000	2020 £’000
Current tax
Current tax on loss for the period	(57)	(2,536)
Foreign tax	(335)	(1,336)
Total current tax expense	(392)	(3,872)
Deferred tax
Origination and reversal of temporary differences	4,673	3,987
Re-measurement of US deferred tax asset	-	(3,310)
Total deferred tax credit	4,673	677
Total income tax credit/(expense)	4,281	(3,195)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2022 is 23.29% (30 June 2021: 9.29%).

The current year estimated weighted average annual tax rate of 23.29% is driven by UK deferred tax movements, recognized at the substantively enacted increase in UK Corporation tax rate of 25%, effective April 2023.

The prior year estimated weighted average annual tax rate of 9.29% is impacted by a one-off UK tax deduction related to foreign exchange losses. The total prior year income tax expense includes one-off items, which are not reflected in the estimated weighted average annual tax rate, relating to the re-measurement of the US deferred tax asset and foreign exchange gains arising on USD debt which are not subject to US tax.

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	Three months ended 30 September
	2021 £’000	2020 £’000
Current tax	-	(2,109)
Deferred tax (note 17)	59	2,066
Total income tax credit/(expense) recognized in other comprehensive income	59	(43)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

11	Loss per share

	Three months ended 30 September
	2021	2020
Loss for the period (£’000)	(15,539)	(30,270)
Basic and diluted loss per share (pence) (1)	(9.53)	(18.58)

(i)            Basic loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the period.

(ii)           Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year or, if later, the date of the issue of the potential ordinary shares.

(iii)         Weighted average number of shares used as the denominator

	Three months ended 30 September
	2021 Number ‘000	2020 Number ‘000
Class A ordinary shares	44,971	40,622
Class B ordinary shares	119,707	124,000
Treasury shares	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (1)	162,996	162,939

(1) For the three months ended 30 September 2021 and the three months ended 30 September 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

12            Dividends

Dividends paid in the three months ended 30 September 2021 amounted to $14,669,000 ($0.09 per share), the pounds sterling equivalent of which was £10,669,000. Dividends paid in the three months ended 30 September 2020 amounted to £nil. A regular semi-annual cash dividend on the Company's outstanding Class A and Class B ordinary shares of $0.09 per share is to be paid on 7 January 2022 to shareholders of record on 1 December 2021. The stock will begin to trade ex-dividend on 30 November 2021.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

13            Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Three months ended 30 September 2021
Opening net book amount	219,120	5,345	22,594	247,059
Additions	1,328	675	1,429	3,432
Transfers	-	232	(232)	-
Depreciation charge	(846)	(858)	(1,489)	(3,193)
Closing net book amount	219,602	5,394	22,302	247,298
At 30 September 2021
Cost	280,315	39,245	74,696	394,256
Accumulated depreciation	(60,713)	(33,851)	(52,394)	(146,958)
Net book amount	219,602	5,394	22,302	247,298

At 1 July 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
Three months ended 30 September 2020
Opening net book amount	214,465	5,761	34,213	254,439
Additions	392	804	690	1,886
Transfers	7,366	-	(7,366)	-
Depreciation charge	(899)	(794)	(1,606)	(3,299)
Closing net book amount	221,324	5,771	25,931	253,026
At 30 September 2020
Cost	278,658	36,933	72,422	388,013
Accumulated depreciation	(57,334)	(31,162)	(46,491)	(134,987)
Net book amount	221,324	5,771	25,931	253,026

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14            Leases

(i)            Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Property	3,620	4,004	3,908
Plant and machinery	335	379	271
Total	3,955	4,383	4,179

Additions to right-of-use assets for the three months ended 30 September 2021 amounted £nil (2020: £42,000) and for the year ended 30 June 2021 amounted to £1,522,000.

Lease liabilities:

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Current	943	1,257	819
Non-current	2,996	3,083	3,223
Total lease liabilities	3,939	4,340	4,042

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2020	4,393
Cash flows	(421)
Acquisition	42
Accretion expense	28
At 30 September 2020	4,042
Cash flows	(1,264)
Acquisition	1,480
Accretion expense	82
At 30 June 2021	4,340
Cash flows	(426)
Accretion expense	25
At 30 September 2021	3,939

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14            Leases (continued)

(ii)           Amounts recognized in the consolidated statement of profit or loss

	Three months ended 30 September
	2021 £’000	2020 £’000
Depreciation charge of right-of-use assets
Property	(384)	(382)
Plant and machinery	(44)	(40)
	(428)	(422)
Interest expense (included in finance cost)	(25)	(28)
Expenses relating to short-term leases (included in operating expenses)	(96)	(135)
Expenses relating to low value leases (included in operating expenses)	(11)	(11)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15	Investment property

Total £’000
At 1 July 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Three months ended 30 September 2021
Opening net book amount	20,553
Depreciation charge	(70)
Closing net book amount	20,483
At 30 September 2021
Cost	32,193
Accumulated depreciation and impairment	(11,710)
Net book amount	20,483

At 1 July 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
Three months ended 30 September 2020
Opening net book amount	20,827
Depreciation charge	(65)
Closing net book amount	20,762
At 30 September 2020
Cost	32,193
Accumulated depreciation and impairment	(11,431)
Net book amount	20,762

Investment properties were externally valued as of 30 June 2021 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2021 was £24,700,000. Management has considered the carrying amount of investment property as of 30 September 2021 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16	Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	-	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Three months ended 30 September 2021
Opening net book amount	421,453	327,987	5,027	754,467
Additions	-	141,227	520	141,747
Disposals	-	(12,221)	-	(12,221)
Amortization charge	-	(34,466)	(668)	(35,134)
Closing book amount	421,453	422,527	4,879	848,859
At 30 September 2021
Cost	421,453	981,013	16,267	1,418,733
Accumulated amortization	-	(558,486)	(11,388)	(569,874)
Net book amount	421,453	422,527	4,879	848,859

At 1 July 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	-	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
Three months ended 30 September 2020
Opening net book amount	421,453	346,872	6,845	775,170
Additions	-	49,162	442	49,604
Disposals	-	(12,585)	-	(12,585)
Amortization charge	-	(30,401)	(1,142)	(31,543)
Closing book amount	421,453	353,048	6,145	780,646
At 30 September 2020
Cost	421,453	850,572	15,239	1,287,264
Accumulated amortization	-	(497,524)	(9,094)	(506,618)
Net book amount	421,453	353,048	6,145	780,646

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16	Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2021 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 September 2021 is disclosed in note 30.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 September 2021 was £2,103,000 and £2,035,000 respectively (30 September 2020: £2,098,000 and £1,491,000 respectively).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17	Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
US deferred tax assets(1)	-	-	(54,712)
UK deferred tax liabilities	30,814	35,546	24,944
Net deferred tax liability/(asset)	30,814	35,546	(29,768)

The movements in the net deferred tax liability/(asset) are as follows:

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
At the beginning of the period	35,546	(27,025)	(27,025)
(Credited)/expensed to income statement (note 10) (1)	(4,673)	64,019	(677)
Credited to other comprehensive income (note 10)	(59)	(1,448)	(2,066)
At the end of the period	30,814	35,546	(29,768)

(1) During the three months ended 30 June 2021, the deferred tax assets were written down to the extent that they will not shelter profits arising from the unwind of the deferred tax liability. This is due to a change in the substantively enacted UK Corporation tax rate from 19% to 25%, effective April 2023. The current US federal corporate income tax rate is 21%. As a result of this change the US deferred tax asset is no longer forecast to give rise to a future economic benefit. It is expected that any future US tax payable will be sheltered by future foreign tax credits arising from UK tax payable. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

18            Inventories

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Finished goods	2,771	2,080	3,542

The cost of inventories recognized as an expense and included in operating expenses for the three months ended 30 September 2021 amounted to £4,417,000 (year ended 30 June 2021: £5,061,000; three months ended 30 September 2020: £1,329,000).

19            Trade receivables

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Trade receivables	95,481	75,745	106,437
Less: provision for impairment of trade receivables	(6,030)	(4,971)	(11,617)
Net trade receivables	89,451	70,774	94,820
Less: non-current portion
Trade receivables	42,736	20,404	25,078
Current trade receivables	46,715	50,370	69,742

Net trade receivables include transfer fees receivable from other football clubs of £63,429,000 (30 June 2021: £43,153,000; 30 September 2020: £46,832,000) of which £42,736,000 (30 June 2021: £20,404,000; 30 September 2020: £25,078,000) is receivable after more than one year. Net trade receivables also include £5,394,000 (30 June 2021: £19,032,000; 30 September 2020: £41,607,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as of 30 September 2021 was £91,492,000 (30 June 2021: £71,819,000; 30 September 2020: £96,663,000) before discounting of cash flows.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

20            Derivative financial instruments

	30 September 2021		30 June 2021		30 September 2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	-	(4,724)	-	(5,121)	-	(8,219)
Forward foreign exchange contracts	-	(23)	-	(28)	160	-
At fair value through profit or loss:
Embedded foreign exchange derivatives	6,429	(196)	809	(527)	19	-
Forward foreign exchange contracts	-	(65)	8	(58)	2,278	-
	6,429	(5,008)	817	(5,734)	2,457	(8,219)
Less non-current portion:
Used for hedging:
Interest rate swaps	-	(4,724)	-	(5,121)	-	(8,219)
At fair value through profit or loss:
Embedded foreign exchange derivatives	-	(96)	499	(351)	-	-
Forward foreign exchange contracts	5,121	-	-	-	693	-
Non-current derivative financial instruments	5,121	(4,820)	499	(5,472)	693	(8,219)
Current derivative financial instruments	1,308	(188)	318	(262)	1,764	-

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in Level 2.

21            Cash and cash equivalents

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Cash at bank and in hand	98,666	110,658	58,940

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

22	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2020	164,622	53
Employee share-based compensation awards – issue of shares	-	-
At 30 September 2020	164,622	53
Employee share-based compensation awards – issue of shares	55	-
At 30 June 2021	164,677	53
Employee share-based compensation awards – issue of shares	9	-
At 30 September 2021	164,686	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 30 September 2021, the Company’s issued share capital comprised 44,978,046 Class A ordinary shares and 119,707,613 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury as of 30 September 2021. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See note 23.

23            Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2020, 30 September 2020, 30 June 2021 and 30 September 2021	(1,683)	(21,305)

Manchester United plc
Notes to the interim consolidated financial statements – unaudited (continued)

24            Trade and other payables

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Trade payables	228,142	143,400	145,870
Other payables	19,676	22,297	12,959
Accrued expenses	52,655	61,990	47,033
Social security and other taxes	38,486	32,491	39,589
	338,959	260,178	245,451
Less: non-current portion
Trade payables	104,641	66,778	55,514
Other payables	605	739	1,131
Non-current trade and other payables	105,246	67,517	56,645
Current trade and other payables	233,713	192,661	188,806

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £208,252,000 (30 June 2021: £136,309,000; 30 September 2020: £141,078,000) of which £104,641,000 (30 June 2021: £66,778,000; 30 September 2020: £55,514,000) is due after more than one year. Of the amount due after more than one year, £55,729,000 (30 June 2021: £40,228,000; 30 September 2020: £39,091,000) is expected to be paid between 1 and 2 years, £47,850,000 (30 June 2021: £26,550,000; 30 September 2020: £16,423,000) is expected to be paid between 2 and 5 years, and the balance of £1,062,000 (30 June 2021: £nil; 30 September 2020: £nil) is expected to be paid after 5 years.

The fair value of trade payables as of 30 September 2021 was £234,318,000 (30 June 2021: £145,775,000; 30 September 2020: £149,299,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

The UK government has made available a range of business support measures during COVID-19. The Group has benefited directly from government assistance in the form of payment deferrals for VAT. The quarterly VAT payments for the periods ended 29 February 2020 and 31 May 2020, originally due 31 March 2020 and 30 June 2020 respectively, were deferred, with the payment due being spread over monthly instalments from March 2021 to January 2022. The amount deferred as of 30 September 2021 is £5,694,000.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

25	Borrowings

	30 September 2021 £’000	30 June 2021 £’000	30 September 2020 £’000
Senior secured notes	311,733	304,474	325,561
Secured term loan facility	164,423	160,575	171,731
Revolving facilities	60,000	60,000
Accrued interest on senior secured notes	2,247	5,187	2,214
	538,403	530,236	499,506
Less: non-current portion
Senior secured notes	311,733	304,474	325,561
Secured term loan facility	164,423	160,575	171,731
Non-current borrowings	476,156	465,049	497,292
Current borrowings	62,247	65,187	2,214

The senior secured notes of £311,733,000 (30 June 2021: £304,474,000; 30 September 2020: £325,561,000) is stated net of unamortized issue costs amounting to £2,942,000 (30 June 2021: £3,050,000; 30 September 2020: £2,953,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2021: $425,000,000; 30 September 2020: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £164,423,000 (30 June 2021: £160,575,000; 30 September 2020: £171,731,000) is stated net of unamortized issue costs amounting to £2,170,000 (30 June 2021: £2,233,000; 30 September 2020: £2,189,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2021: $225,000,000; 30 September 2020: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

25	Borrowings (continued)

The Group also has £60,000,000 (30 June 2021: £60,000,000; 30 September 2020: £nil) in outstanding loans and £140,000,000 (30 June 2021: £140,000,000; 30 September 2020: £150,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 4 July 2025.

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2021 and 2020 reporting period.

26	Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2020 and 30 September 2020	-	-	-
Transfer from accruals(3)	695	4,094	4,789
(Credited)/charged to profit or loss:
Reassessment of provisions	-	(1,036)	(1,036)
Additional provisions recognized	27	1,022	1,049
At 30 June 2021	722	4,080	4,802
(Credited)/charged to profit or loss:
Additional provisions recognized	15	213	228
At 30 September 2021	737	4,293	5,030
Less: non-current portion
Provisions	(80)	(4,293)	(4,373)
Current provisions	657	-	657

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 2 months and 3 years.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain and therefore a reliable estimate of the expected timing of such cash outflows cannot be made.

(3) Amounts were previously disclosed in accruals due to being immaterial.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

27	Cash generated from operations

	Three months ended 30 September
	2021 £’000	2020 £’000
Loss before income tax	(19,820)	(27,075)
Adjustments for:
Depreciation	3,691	3,786
Amortization	35,134	31,543
(Profit)/loss on disposal of intangible assets	(17,476)	12,595
Net finance costs/(income)	9,654	(21)
Non-cash employee benefit expense - equity-settled share-based payments	535	1,265
Foreign exchange losses on operating activities	96	1,124
Reclassified from hedging reserve	(60)	(526)
Changes in working capital:
Inventories	(691)	(1,356)
Prepayments	(18,527)	(13,427)
Contract assets – accrued revenue	5,187	19,091
Trade receivables	291	53,306
Other receivables	(801)	(199)
Contract liabilities – deferred revenue	65,578	2,120
Trade and other payables	8,668	(9,816)
Provisions	228	-
Cash generated from operations	71,687	72,410

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

28	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £532,000 per annum and this amount will increase by 5% per annum from September 2022. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 30 September 2021, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,131,000. This amounts to £526,000 (30 June 2021: £518,000; 30 September 2020: £495,000) due within one year and £605,000 (30 June 2021: £1,257,000; 30 September 2020: £1,131,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

29	Financial risk management

29.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

29.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between October 2021 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:

	30 September	30 June	30 September
	2021	2021	2020
	$’000	$’000	$’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(7,589)	(23,700)	(9,858)
Net USD debt	642,411	626,300	640,142
Hedged future USD revenues	(46,263)	(61,453)	(60,742)
Unhedged USD borrowings(1)	596,148	564,847	579,400
Closing exchange rate	1.3506	1.3820	1.2937

(1) A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

29	Financial risk management (continued)

29.2	Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between October 2021 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	30 September 2021	30 June 2021	30 September 2020
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 30 September 2021, the fair value of the above interest rate swaps was a liability of £4,724,000 (30 June 2021: liability of £5,121,000; 30 September 2020: liability of £8,219,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

30	Contingent liabilities and contingent assets

30.1	Contingent liabilities

The Group had contingent liabilities at 30 September 2021 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £126,838,000 (30 June 2021: £91,993,000; 30 September 2020: £83,755,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2020: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2020: no material impact). As of 30 September 2021, the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/team success/new contract	66,863	10,348	77,211
International appearances	11,182	45	11,227
Awards	31,690	-	31,690
Other	6,460	250	6,710
	116,195	10,643	126,838

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

30.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2021, the amount of such receipt considered to be probable was £nil (30 June 2021: £75,000; 30 September 2020: £1,816,000).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

31	Commitments

31.1	Capital commitments

At 30 September 2021, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,149,000 (30 June 2021: £1,240,000; 30 September 2020: £304,000) and to other intangible assets amounting to £346,000 (30 June 2021: £479,000; 30 September 2020: £1,033,000). These amounts are not recognized as liabilities.

32	Events after the reporting period

32.1	Share capital

On 5 October 2021, 9,500,000 Class B ordinary shares were converted into an equivalent number of Class A ordinary shares.

33	Related party transactions

As of 30 September 2021, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 5.34% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 96.70% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

34	Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 30 September 2021:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.